Exhibit 99.1

Amdocs Limited Reports Quarterly Revenue of $900M, Up 6.5% YoY

Expects Fiscal 2015 Revenue Growth of 2.5-5.5% YoY

Quarterly Cash Dividend to be Raised From $0.155 to $0.17 Per Share,

Subject to Shareholder Approval at Annual Meeting, January 2015

Key highlights:

•	Fourth fiscal quarter revenue of $900 million, within the $890-$920 million guidance range. Foreign currency movements negatively affected revenue by approximately $6 million relative to the third quarter of fiscal 2014. Excluding foreign currency headwinds, revenue performance was in line with the midpoint of our expectations

•	Fourth fiscal quarter non-GAAP operating income of $152 million; non-GAAP operating margin of 16.8%; GAAP operating income of $126 million

•	Fourth fiscal quarter diluted non-GAAP EPS of $0.78, within the $0.75-$0.81 guidance range, excluding amortization of purchased intangible assets and other acquisition-related costs, changes in fair value of certain acquisition-related liabilities and equity-based compensation expense, net of related tax effects

•	Diluted GAAP EPS of $0.63 for the fourth fiscal quarter, within the $0.61-$0.69 guidance range

•	Free cash flow of $163 million for the fourth fiscal quarter

•	Returned more than 80% of fourth quarter free cash flow generation to shareholders in the form of repurchases and dividends; repurchased $110 million of ordinary shares during the fourth fiscal quarter

•	Twelve-month backlog of $3.00 billion at the end of the fourth fiscal quarter, up $30 million from the end of the third quarter of fiscal 2014

•	The board of directors approved a $0.155 per share quarterly cash dividend to be paid on January 16, 2015, and, subject to shareholders’ approval at the January 2015 annual general meeting of shareholders, an increase in the quarterly cash dividend to $0.17 per share, anticipated to be paid in April 2015

•	First quarter fiscal 2015 guidance: Expected revenue of approximately $895-$925 million. Expected diluted non-GAAP EPS of approximately $0.77-$0.83, excluding amortization of purchased intangible assets and other acquisition-related costs, changes in fair value of certain acquisition-related liabilities and approximately $0.08-$0.09 per share of equity-based compensation expense, net of related tax effects. Expected diluted GAAP EPS of approximately $0.60-$0.68

•	Fiscal 2015 guidance: Expected revenue growth of 2.5-5.5% and non-GAAP diluted earnings per share growth of roughly 4.5-7.5%, including the impact of anticipated share repurchase activity over the course of the fiscal year

ST. LOUIS – November 4, 2014 – Amdocs Limited (NASDAQ: DOX) today reported that for its fiscal quarter ended September 30, 2014, revenue was $900.3 million, down 0.2% sequentially from the third fiscal quarter of 2014 and up 6.5% as compared to last year’s fourth fiscal quarter. Net income on a non-GAAP basis was $124.3 million, or $0.78 per diluted share, compared to non-GAAP net income of $103.4 million, or $0.63 per diluted share, in the fourth quarter of fiscal 2013. Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition-related costs, changes in fair value of certain acquisition-related liabilities and equity-based compensation expenses of $23.8 million, net of related tax effects, in the fourth quarter of fiscal 2014 and excludes such amortization and other acquisition-related costs and equity-based compensation expenses of $14.4 million, net of related tax effects, in the fourth quarter of fiscal 2013. The Company’s GAAP net income for the fourth quarter of fiscal 2014 was $100.5 million, or $0.63 per diluted share, compared to GAAP net income of $89.0 million, or $0.54 per diluted share, in the prior fiscal year’s fourth quarter.

“During the fourth quarter, we continued to expand our business across multiple geographies. Following previously announced wireline and wireless transformation awards with Telefónica Argentina, this strategic customer has further expanded our relationship with a new multi-year services agreement in which Amdocs will manage a range of its business support system applications. In Europe, Beeline, the Russia brand of OJSC VimpelCom, has selected an Amdocs Customer Management solution to improve the service provider’s call center agent efficiency and boost customer satisfaction and retention rates. Additionally, we successfully delivered complex transformation projects into production for some of the world’s most influential service providers. These include Vodafone Germany, where we completed the consolidation of five legacy systems into one Amdocs Operational Support System. According to Vodafone, this is believed to be one of the industry’s largest-ever data migrations within the OSS field”, said Eli Gelman, chief executive officer of Amdocs Management Limited.

Gelman continued, “We are also demonstrating momentum in the network software domain, bringing to market new offerings such as those recently announced to help service provider’s transition to network functions virtualization. Additionally, we are showing progress with new projects. During the fourth quarter, a leading carrier in developed Southeast Asia deployed the Amdocs Self-Optimizing Networks solution, including our Customer Experience Analytics, to improve its 4G coverage.”

Gelman concluded, “Overall, we concluded a strong fiscal year 2014 with another solid quarter. Looking into fiscal 2015, we expect to deliver non-GAAP earnings per share growth of 4.5% to 7.5%. This outlook reflects an expectation for revenue growth of 2.5% to 5.5% and takes into consideration macro and industry specific risks and unknowns. These include various uncertainties resulting from current and potential customer consolidation activity in North America, although we cannot predict all possible outcomes. Underscoring our commitment to enhance long-term shareholder value, our board has also approved an increase in our quarterly cash dividend to $0.17 per share, anticipated to be paid in April 2015, subject to shareholder approval at our January 2015 annual general meeting. This increased dividend, if approved by shareholders, would represent an improvement of nearly 10% over the current dividend rate and further demonstrates our confidence in the future success of Amdocs.”

Financial Discussion of Fourth Fiscal Quarter Results

Free cash flow was $163 million for the quarter, comprised of cash flow from operations of $193 million less $30 million in net capital expenditures and other.

Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities, was $3.00 billion at the end of the fourth quarter of fiscal 2014.

Fiscal Year 2014 Results

For the fiscal year ended September 30, 2014, revenue increased by 6.5% to $3.6 billion. Fiscal 2014 net income on a non-GAAP basis was $509.6 million, or $3.16 per diluted share (excluding amortization of purchased intangible assets and other acquisition-related costs, changes in fair value of certain acquisition-related liabilities and equity-based compensation expenses of $87.5 million, net of related tax effects), compared to non-GAAP net income of $476.5 million, or $2.92 per diluted share, in fiscal 2013 (excluding amortization of purchased intangible assets and other acquisition-related costs and equity-based compensation expenses of $64.1 million, net of related tax effects). The Company’s GAAP net income in fiscal 2014 was $422.1 million, or $2.62 per diluted share, compared to GAAP net income of $412.4 million, or $2.53 per diluted share, in fiscal 2013.

Financial Outlook

Amdocs expects that revenue for the first quarter of fiscal 2015 will be approximately $895-$925 million. Diluted earnings per share on a non-GAAP basis for the first fiscal quarter are expected to be $0.77-$0.83, excluding amortization of purchased intangible assets and other acquisition-related costs, changes in fair value of certain acquisition-related liabilities and approximately $0.08-$0.09 per share of equity-based compensation expense, net of related tax effects. Amdocs estimates GAAP diluted earnings per share for the first fiscal quarter will be $0.60-$0.68.

Quarterly Cash Dividend Program

On November 4, 2014, the Board approved the Company’s next quarterly cash dividend payment of $0.155 per share and set December 31, 2014 as the record date for determining the shareholders entitled to receive the dividend, which is payable on January 16, 2015. The Board also approved an increase in the Company’s quarterly cash dividend payment to $0.17 per share, which is anticipated to be paid in April 2015, provided that the increase is approved by shareholders at the January 2015 annual general meeting of shareholders.

Conference Call Details

Amdocs will host a conference call on November 4, 2014 at 5:00 p.m. Eastern Time to discuss the Company’s fourth fiscal quarter and fiscal year-end results. To participate, please dial +1 (888) 771-4371 [+1 (847) 585-4405 outside the United States] approximately 15 minutes before the call and enter passcode 38224310. The call will also be carried live on the Internet via the Amdocs website, www.amdocs.com.

Amdocs Analyst & Investor Briefing

Amdocs will host an Analyst and Investor briefing on Tuesday, December 16 at the NASDAQ market site headquarters in New York City’s midtown. Please contact investor relations for further details and check our investor relations website several days in advance for details on how to access the live webcast.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expense, net, non-GAAP income taxes, non-GAAP net income and non-GAAP diluted earnings per share growth. These non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition-related costs;

•	changes in fair value of certain acquisition-related liabilities

•	equity-based compensation expense; and

•	tax effects related to the above.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expense, net, non-GAAP income taxes, non-GAAP net income and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition-related costs, changes in fair value of certain acquisition-related liabilities, equity-based compensation expense and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of service, research and development, selling, general and administrative, operating income, interest and other expense, net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

About Amdocs

For 30 years, Amdocs has ensured service providers’ success and embraced their biggest challenges. To win in the connected world, service providers rely on Amdocs to simplify the customer experience, harness the data explosion, stay ahead with new services and improve operational efficiency. The global company uniquely combines a market-leading BSS, OSS and network control and optimization product portfolio with value-driven professional services and managed services operations. With revenue of $3.6 billion in fiscal 2014, Amdocs and its over 22,000 employees serve customers in more than 80 countries.

Amdocs: Embrace Challenge, Experience Success.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company’s filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2013 filed on December 9, 2013 and our Forms 6-K furnished for the first quarter of fiscal 2014 on February 11, 2014, for the second quarter of fiscal 2014 on May 15, 2014 and for the third quarter of fiscal 2014 on August 18, 2014.

Contact:

Matthew Smith

Director, Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(in thousands, except per share data)

	Three months ended		Fiscal year ended
	September 30,		September 30,
	2014	2013	2014	2013
Revenue:
License	$26,551	$22,180	$91,798	$81,613
Service	873,710	823,045	3,471,839	3,264,241

	900,261	845,225	3,563,637	3,345,854
Operating expenses:
Cost of license	533	763	2,768	2,602
Cost of service	581,068	545,235	2,304,124	2,164,450
Research and development	67,604	61,264	257,896	240,266
Selling, general and administrative	110,056	105,035	445,134	418,574
Amortization of purchased intangible assets and other	14,893	10,052	58,067	38,410

	774,154	722,349	3,067,989	2,864,302

Operating income	126,107	122,876	495,648	481,552

Interest and other expense, net	2,038	1,484	6,098	6,075

Income before income taxes	124,069	121,392	489,550	475,477

Income taxes	23,566	32,438	67,428	63,038

Net income	$100,503	$88,954	$422,122	$412,439

Basic earnings per share	$0.64	$0.55	$2.65	$2.56

Diluted earnings per share	$0.63	$0.54	$2.62	$2.53

Basic weighted average number of shares outstanding	157,346	161,268	159,012	161,330

Diluted weighted average number of shares outstanding	159,667	163,326	161,336	163,118

Cash dividends declared per share	$0.155	$0.130	$0.595	$0.520

AMDOCS LIMITED

Selected Financial Metrics

(in thousands, except per share data)

	Three months ended		Fiscal year ended
	September 30,		September 30,
	2014	2013	2014	2013
Revenue	$900,261	$845,225	$3,563,637	$3,345,854

Non-GAAP operating income	151,558	141,367	598,293	560,302

Non-GAAP net income	124,269	103,385	509,602	476,539

Non-GAAP diluted earnings per share	$0.78	$0.63	$3.16	$2.92

Diluted weighted average number of shares outstanding	159,667	163,326	161,366	163,118

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(in thousands)

	Three months ended September 30, 2014
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in fair value of certain acquisition- related liabilities	Tax effect	Non-GAAP
Operating expenses:
Cost of license	$533	$—	$—	$—	$—	$533
Cost of service	581,068	—	(4,276)	—	—	576,792
Research and development	67,604	—	(914)	—	—	66,690
Selling, general and administrative	110,056	—	(5,368)	—	—	104,688
Amortization of purchased intangible assets and other	14,893	(14,893)	—	—	—	—

Total operating expenses	774,154	(14,893)	(10,558)	—	—	748,703

Operating income	126,107	14,893	10,558	—	—	151,558

Interest and other expense, net	2,038	—	—	(3,921)	—	(1,883)

Income taxes	23,566	—	—	—	5,606	29,172

Net income	$100,503	$14,893	$10,558	$3,921	$(5,606)	$124,269

	Three months ended September 30, 2013
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of license	$763	$—	$—	$—	$763
Cost of service	545,235	—	(3,844)	—	541,391
Research and development	61,264	—	(745)	—	60,519
Selling, general and administrative	105,035	—	(3,850)	—	101,185
Amortization of purchased intangible assets and other	10,052	(10,052)	—	—	—

Total operating expenses	722,349	(10,052)	(8,439)	—	703,858

Operating income	122,876	10,052	8,439	—	141,367

Income taxes	32,438	—	—	4,060	36,498

Net income	$88,954	$10,052	$8,439	$(4,060)	$103,385

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(in thousands)

	Fiscal year ended September 30, 2014
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in fair value of certain acquisition- related liabilities	Tax effect	Non-GAAP
Operating expenses:
Cost of license	$2,768	$—	$—	$—	$—	$2,768
Cost of service	2,304,124	—	(17,496)	—	—	2,286,628
Research and development	257,896	—	(3,599)	—	—	254,297
Selling, general and administrative	445,134	—	(23,483)	—	—	421,651
Amortization of purchased intangible assets and other	58,067	(58,067)	—	—	—	—

Total operating expenses	3,067,989	(58,067)	(44,578)	—	—	2,965,344

Operating income	495,648	58,067	44,578	—	—	598,293

Interest and other expense, net	6,098	—	—	(3,921)	—	2,177

Income taxes	67,428	—	—	—	19,086	86,514

Net income	$422,122	$58,067	$44,578	$3,921	$(19,086)	$509,602

	Fiscal year ended September 30, 2013
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of license	$2,602	$—	$—	$—	$2,602
Cost of service	2,164,450	—	(18,284)	—	2,146,166
Research and development	240,266	—	(3,805)	—	236,461
Selling, general and administrative	418,574	—	(18,251)	—	400,323
Amortization of purchased intangible assets and other	38,410	(38,410)	—	—	—

Total operating expenses	2,864,302	(38,410)	(40,340)	—	2,785,552

Operating income	481,552	38,410	40,340	—	560,302

Income taxes	63,038	—	—	14,650	77,688

Net income	$412,439	$38,410	$40,340	$(14,650)	$476,539

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(in thousands)

	As of
	September 30, 2014	September 30, 2013
ASSETS
Current assets
Cash, cash equivalents and short-term interest-bearing investments	$1,424,465	$1,326,380
Accounts receivable, net, including unbilled of $134,523 and $110,626, respectively	715,837	678,219
Deferred income taxes and taxes receivable	148,346	125,880
Prepaid expenses and other current assets	135,326	151,595

Total current assets	2,423,974	2,282,074

Equipment and leasehold improvements, net	288,956	275,544
Goodwill and other intangible assets, net	2,106,452	1,975,060
Other noncurrent assets	365,895	393,135

Total assets	$5,185,277	$4,925,813

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, accruals and other	$785,548	$683,768
Short-term financing arrangements	210,000	200,000
Deferred revenue	156,743	151,112
Deferred income taxes and taxes payable	48,456	39,376

Total current liabilities	1,200,747	1,074,256
Other noncurrent liabilities	588,694	576,774
Shareholders’ equity	3,395,836	3,274,783

Total liabilities and shareholders’ equity	$5,185,277	$4,925,813

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(in thousands)

	Fiscal year ended September 30,
	2014	2013
Cash Flow from Operating Activities:
Net income	$422,122	$412,439
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	162,772	140,776
Equity-based compensation expense	44,578	40,340
Deferred income taxes	(6,510)	12,485
Excess tax benefit from equity-based compensation	(3,925)	(366)
Loss from short-term interest-bearing investments	1,023	2,269
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	5,540	29,999
Prepaid expenses and other current assets	(1,769)	(86)
Other noncurrent assets	7,434	29,384
Accounts payable, accrued expenses and accrued personnel	73,949	(4,104)
Deferred revenue	(1,967)	(15,078)
Income taxes payable	1,106	(5,268)
Other noncurrent liabilities	4,905	27,757

Net cash provided by operating activities	709,258	670,547

Cash Flow from Investing Activities:
Payments for purchase of equipment and leasehold improvements, net	(111,569)	(106,724)
Proceeds from sale of short-term interest-bearing investments	379,484	311,677
Purchase of short-term interest-bearing investments	(389,800)	(386,876)
Net cash paid for acquisitions	(180,540)	(112,405)
Other	3,872	(2,801)

Net cash used in investing activities	(298,553)	(297,129)

Cash Flow from Financing Activities:
Borrowings under financing arrangements	210,000	200,000
Payments under financing arrangements	(200,000)	(200,000)
Repurchase of shares	(372,014)	(367,061)
Proceeds from employee stock options exercised	128,125	213,430
Payments of dividends	(90,939)	(84,008)
Excess tax benefit from equity-based compensation	3,925	366
Payments under capital lease and other	(725)	(1,111)

Net cash used in financing activities	(321,628)	(238,384)

Net increase in cash and cash equivalents	89,077	135,034
Cash and cash equivalents at beginning of period	1,014,192	879,158

Cash and cash equivalents at end of period	$1,103,269	$1,014,192

AMDOCS LIMITED

Supplementary Information

(in millions)

	Three months ended
	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013
North America	$662.7	$647.2	$651.7	$628.0	$608.9
Europe	105.3	114.6	113.8	117.0	101.9
Rest of World	132.3	140.7	131.4	119.0	134.4

Total Revenue	$900.3	$902.5	$896.9	$864.0	$845.2

	Three months ended
	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013
Emerging Markets Revenue	$101.5	$116.9	$103.4	$100.7	$113.8

	Three months ended
	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013
Managed Services Revenue	$436.4	$438.0	$426.3	$429.3	$414.0

	Three months ended
	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013
Customer Experience Solutions	$871.5	$870.8	$863.6	$829.6	$809.3
Directory	28.8	31.7	33.3	34.4	35.9

Total Revenue	$900.3	$902.5	$896.9	$864.0	$845.2

	As of
	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013
12-Month Backlog	$3,000	$2,970	$2,940	$2,890	$2,870

# # #